Exhibit 99.1

Caledonia Mining Corporation Plc

(NYSE AMERICAN, AIM and VFEX: CMCL)

ABRIDGED AND UNAUDITED QUARTERLY RESULTS AND DETAILS OF MANAGEMENT CONFERENCE CALL for the first quarter ended March 31, 2026 (“the Quarter” or “Q1 2026”)

St Helier, Jersey – May 11, 2026 – Caledonia Mining Corporation Plc (“Caledonia” or “the Company” and together with its subsidiaries “the Group”) is pleased to report its financial and operating performance for the Quarter.

Summary for Quarter

The Group’s financial performance in the Quarter benefited from a higher gold price, which offset the impact of lower production.

•	Revenue increased by 18.3% to US$66.43 million, compared with US$56.18 million in the first quarter of 2025 (“Q1 2025” or the “comparative quarter”), driven primarily by a significantly higher average realised gold price.
•	Gold production and sales:

○	Blanket Mine (“Blanket”) produced 14,767 ounces (“oz”) of gold in Q1 2026 and sold 13,372 oz, with 3,656 oz of gold bullion on hand at Quarter end.
○	Consolidated gold sales (including production from the Bilboes oxide operation) were 13,784 oz, compared to 19,388 oz in the comparative quarter.
○	Production during the Quarter was adversely affected primarily by constrained access to higher-grade areas. This meant that although tonnes milled were slightly higher than the comparative quarter, the head grade reduced from 3.1g/t to 2.5g/t, resulting in a lower recovery. As a result of the lower grade and lower recovery, gold production was reduced and cost per ounce increased.

•	Gross profit increased by 19.2% to US$32.10 million, compared to US$26.93 million in Q1 2025, reflecting improved margins due to the higher average realised gold price.
•	EBITDA increased by 50.2% to US$33.87 million, compared with US$22.55 million in Q1 2025, representing a substantial improvement driven by higher gold prices.
•	Profit after tax increased by 69.4% to US$18.91 million, compared with US$11.16 million in Q1 2025.
•	Net cash generated from operating activities increased by 41.5% to US$18.87 million (Q1 2025: US$13.34 million).

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

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•	Unit Costs:
○	Total costs, both on-mine and all in sustaining cost (“AISC”) remained largely within range; however, lower sales volumes resulted in higher on-mine cost and AISC per oz sold due to reduced operating leverage.
○	Consolidated on-mine cost averaged US$1,740/oz sold which was higher due to the lower production volumes.
○	Similarly, the AISC averaged US$2,765/oz sold, based on 13,784 oz sold.

•	Free cash flow increased to US$12.28 million, compared with US$4.86 million in Q1 2025.
•	Basic earnings per share (“EPS”) increased by 77.8% to US$0.80 (Q1 2025: US$0.45), driven by higher profitability.

•	Quarterly dividend: Caledonia announces today that the board of directors of the Company (the “Board”) has approved a dividend of 14 cents per share which will be paid on June 5, 2026.

•	Bilboes Gold Project: Following the publication of the Feasibility Study in November 20251 and the successful completion of the US$150 million convertible senior notes offering in January 2026, progress continues on advancing the financing of the Bilboes project, including both the interim facility and the broader project finance facility, in line with the Group’s previously disclosed financing strategy.

•	Blanket exploration: As announced by the Company on April 7, 2026, encouraging deep-level drilling results continued to demonstrate the continuity and quality of the Blanket, Eroica and Lima orebodies at depth, supporting confidence in the long-term sustainability of Blanket.

1 Refer to “Bilboes Gold Project Technical Report Summary” with effective date October 31, 2025 prepared by DRA Projects (Pty) Ltd and filed by the Company on EDGAR as an exhibit to a Form 6-K Report of Foreign Private Issuer on November 24, 2025 (the “Feasibility Study")

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OPERATING RESULTS SUMMARY

	3-Months 2026	3-Months 2025	% ∆
SAFETY
Group LTIFR (per 1m hours) [a,e]	0.0	2.4[a]	-100.0%
Group TIFR (per 1m hours)[a,f]	2.2	4.8[a]	-54.3%
UNDERGROUND MINING[b]
Ore broken in tonnes (t) (‘000’s)	188.4	218.5	-13.8%
Ore hoisted in tonnes (t) (‘000’s)	191.3	211.3	-9.5%
PROCESSING[b]
Ore processed/milled (t) (‘000’s)	202.2	201.7	0.2%
Head/feed grade (grams/tonne)	2.5	3.1	-19.4%
Gold recovery (%)	91.9	93.6	-1.8%
Gold production (oz)	14,767	18,671	-20.9%
COSTS AND SALES
Gold sold (oz)	13,784	19,388	-28.9%
On-mine costs (US$ 000)	23,990	23,295	3.0%
On-mine costs (US$/oz sold)	1,740	1,202	44.8%
AISC (US$ 000)	38,121	34,835	9.4%
AISC (US$/oz sold)	2,765	1,797	53.9%
Average realised gold price (US$/oz)	4,816	2,896	66.3%
FINANCIALS[c]
Revenue (US$ 000)	66,433	56,178	18.3%
EBITDA (US$ 000)	33,866	22,552	50.2%
Profit after tax (US$ 000)	18,913	11,163	69.4%
Capital expenditure (US$ 000)[d]	5,278	5,765	-8.4%
Free cash-flow (US$ 000)	12,283	4,862	152.6%
Basic earnings per share ($)	0.80	0.45	77.8%
Diluted earnings per share ($)	0.80	0.45	77.8%

a.	Previously reported in 200,000 man hours.
b.	The production summaries above only show Blanket’s results. Bilboes oxide mine contributes marginally to the overall results; however, due to materiality, its numbers have not been included above.
c.	Refer to the financial statements’ appendices at the end of this announcement for some of the lines in the summary above.
d.	The capex relates to Blanket only.
e.	LTIFR - lost time injury frequency rate.
f.	TIFR - total incident frequency rate.

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Chief Executive Officer’s Comment

Mark Learmonth, Caledonia’s Chief Executive Officer, commented:

“The financial performance in the Quarter benefited from a higher gold price, which offset the impact of lower production, with revenue increasing by 18.3% to US$66.43 million, EBITDA rising 50.2% to US$33.87 million and free cash flow of US$11.93 million, reflecting the benefit of higher gold prices.

“Production during the Quarter was adversely affected primarily by constrained access to higher-grade areas. This meant that although tonnes milled was slightly higher than the comparative quarter, the head grade reduced from 3.1g/t to 2.5g/t, resulting in a lower recovery. As a result of the lower grade and lower recovery, gold production was reduced and cost per ounce increased.

“Measures to improve the grade have already been implemented: the grade has improved month-on-month during the Quarter, and the improvement has continued into April. As previously advised, we expect production to be weighted towards the second half of the year and we reiterate our full-year production guidance at Blanket of 72,000 to 76,500 ounces.

“Encouraging deep-level drilling results at Blanket continue to demonstrate the continuity and quality of the orebodies at depth, reinforcing our confidence in the long-term future of the mine and the sustainability of the Group’s production profile.

“We continue to trade in line with market expectations and with a strong gold price environment, improving operational performance at Blanket and continued progress towards developing Bilboes, we remain confident in our strategy and our ability to deliver long-term value for shareholders.”

WEBCAST

The Company will host a remote presentation for analysts and investors on its abridged and unaudited operating and financial results for the Quarter on Monday May 11, 2026 at 2:00pm London time, followed by an opportunity to ask questions.

Webcast link: https://stream.brrmedia.co.uk/broadcast/69dcf53466d5600014e43c01

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Safety

Safety performance at Blanket remained stable during Q1 2026. Safety performance strengthened across the board, with the TIFR dropping to 2.22, while LTIFR improved to zero, outperforming the comparative quarter.

Management remains committed to the continued enhancement of safety performance through sustained focus on training, auditing and risk management. Caledonia continues to implement proactive measures to improve safety performance, with increased near miss reporting supporting ongoing efforts to strengthen safety awareness and engagement across the workforce. Engineering controls have been implemented where relevant to prevent incident occurrence and recurrence. Training, audits and fatal risk management initiatives progressed during the Quarter, alongside emergency response drills and crisis management exercises.

Production

During the Quarter, 180 thousand tonnes of ore were processed from underground sources at an average head grade of 2.6 g/t delivered to the plant, with a further 22 thousand tonnes treated from the stockpile at an average head grade of 1.8 g/t delivered to the plant. Gold production for the Quarter was 14,767 ounces, compared with 18,671 ounces in Q1 2025.

Production in the Quarter was lower than anticipated, primarily due to lower mined grades. This reflected the mining sequence and constrained access to higher grade, higher volume areas. Performance during the Quarter was also impacted by equipment availability issues and challenging ground conditions in certain areas, which temporarily limited access to some planned ore sources.

Processing performance remained robust, with tonnes milled exceeding expectations, partially mitigating the impact of lower grades.

These challenges are being addressed through ongoing mine development, including the appointment of a contractor to accelerate access to higher grade ore sources, and the implementation of a revised mine shift system, which will increase operations from six to seven days per week. The new shift system is expected to reduce worker fatigue and support increased ore production. In the short term, additional ore production will be stockpiled to create a buffer of approximately 36 thousand tonnes ahead of the planned suspension of Central Shaft hoisting later in the year to allow for a winder system upgrade.

Milling capacity is expected to increase in mid-2026 following the commissioning of an additional ball mill, raising plant throughput from 97.55 tonnes per hour to 101.98 tonnes per hour. Management is also evaluating options to increase crushing capacity to accommodate higher run-of-mine tonnages.

Assay grades at Blanket improved over the period, rising from approximately 2.55 g/t in December 2025 to a peak of 3.02 g/t in March 2026, with April 2026 grades of approximately 2.86 g/t. The improvement reflects initial progress from operational measures implemented to enhance access to higher-grade ore and improve production consistency.

In light of these initiatives, Caledonia reiterates full-year 2026 gold production guidance from Blanket of 72,000 to 76,500 ounces, with production expected to be weighted towards the second half of the year as operational improvements take effect

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Capital Expenditure and Investment for Growth	Q1 2026 (US$ 000)
SUSTAINING CAPEX
Underground mine development	1,822
Engineering equipment	525
Other sustaining capex	2,931
TOTAL CAPEX*	5,278

* The capex relates to Blanket only.

Costs

On-mine cash costs averaged US$1,740 per ounce sold during Q1 2026, compared to US$1,202 per ounce sold in Q1 2025. The increase in unit costs primarily reflects the lower number of ounces sold during the Quarter, which resulted in fixed costs being spread over fewer ounces.

AISC averaged US$2,765 per ounce sold, compared to US$1,797 per ounce sold in Q1 2025. In addition to the impact of lower production volumes, AISC was influenced by sustaining capital expenditure and underground development activities undertaken during the Quarter. Despite higher unit costs, margins expanded materially due to the significantly higher realised gold price.

Management continues to focus on cost discipline and operational efficiency, with unit costs expected to normalise as production increases and mining transitions to higher-grade areas in the second half of the year.

The recent geopolitical developments in the Middle East have had no impact on the Group’s operations to date. Diesel, of which the Group consumes approximately two million litres per annum, represents less than 3% of operating costs, and the Group has secured supplies of over one million litres, providing substantial buffer and supply certainty. Zimbabwe sources its fuel from both the Middle East and South Africa. Importantly, reliance on diesel has significantly fallen over the last few years: diesel accounted for 8% of the Group’s power in 2020, but has reduced to only 2% last year, supported by around 20% of total power requirements being met by solar power.

At present the Group is selling its exported portion of gold through South Africa (rather than the Middle East), ensuring uninterrupted revenue flows for that portion.

These factors collectively underpin strong operational resilience despite external geopolitical developments.

Sales

Total consolidated gold sales for the Quarter were 13,784 ounces, compared with 19,388 ounces in Q1 2025. Sales volumes were lower primarily due to reduced production at Blanket during the Quarter. At March 31, 2026, the Group held 3,656 ounces of gold bullion, which will be sold in subsequent periods.

Revenue increased by 18.3% to US$66.43 million, despite lower sales volumes, reflecting a higher average realised gold price of US$4,816 per ounce. The strong gold price environment more than offset the impact of reduced ounces sold, resulting in higher gross profit and improved cash generation.

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Underground Mining and Processing

A slow start to the year was experienced at the underground operations with delays in hoisting experienced at Central Shaft. Sequencing and scheduling of the higher-grade mining areas were affected by geological conditions and necessitated revised sequencing of the extraction methods in these areas for improved stability and sustainability in these areas. This led to additional development which slowed the active stoping contribution from Central Shaft.

For the Quarter, Central Shaft contributed 56% of the tonnage milled against a planned contribution of 65%. The Number 4 Shaft production remained stable while the surface stockpile contributed 11% of the milled tonnage, essentially filling the gap from the Central Shaft deficit. The grade was adversely affected as a result with the average stockpile grade of 2.0 g/t not a direct replacement for the 9% tonnage decline from Central Shaft which operates at above 3.0 g/t.

Looking ahead, the additional development put in place should make available the required bulk tonnage, high-grade sources from Central Shaft to allow the tonnage contribution from each source to stabilise. This will be supplemented with a defined contractor development program to accelerate development in all areas to support the required grade and tonnage contribution from each source.

Exploration and Resource Development – Blanket

In April, Caledonia was pleased to report further encouraging results from the deep-level drilling programme at Blanket, with the campaign continuing to demonstrate the continuity of the main orebodies at depth. The drilling programme is focused on evaluating the extension of the Blanket, Eroica and Lima orebodies below the current lowest mining levels, with the objective of increasing confidence in the existing mineral resource base and supporting future resource growth beyond 34 Level (1,110 metres below surface).

A total of 10,312 metres of deep-level drilling was completed between March and December 2025. Drilling on the Blanket and Eroica orebodies returned grades and widths that were consistent with, or better than, expectations, including several high-grade intersections at depth. Notably, multiple wide and high-grade zones were intersected within the newly identified Blanket 7 (“BLK7”) orebody, further demonstrating the quality and scale of mineralisation at depth.

Drilling has also confirmed the continuation of the Lima orebody to 34 Level, supporting the potential for further depth extensions. The Lima orebody comprises multiple individual mineralised zones, and additional infill drilling is planned to better define their spatial orientation and continuity.

The density and quality of drilling intersections are expected to upgrade portions of the existing inferred mineral resources to the indicated category or better, strengthening the resource base and supporting ongoing life-of-mine planning. The results of the deep-level drilling programme are expected to be incorporated into an updated mineral resource and mineral reserve statement during 2026.

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Bilboes Gold Project – Our Next Mine

Bilboes represents a transformational investment opportunity for Caledonia. The publication of the Feasibility Study in November 2025 indicates a 10.8 year life of mine with average annual production of 150 thousand ounces and a forecast AISC of $1,061/oz. The Feasibility Study demonstrates robust project economics stating a post-tax NPV8%Real of $582m and a post-tax IRR of 32.5% at a consensus gold price at the effective date of the Feasibility Study of $2,548/oz, and therefore there should be significantly improved economics at current gold prices. Peak funding required is forecast to be $484m.

Funding plans for Bilboes continue to make good progress with the completion of a convertible senior notes offering in January 2026 which raised gross proceeds of $150m, building a solid foundation for the funding of the peak capital requirement. It is expected that the Bilboes project will be funded with a combination of existing cash on hand and future cash flow anticipated from Blanket attributable to the Company over the construction period and additional debt facilities. Discussions with domestic and international lenders and financiers are well advanced with both the Bilboes project and the existing Blanket operations having adequate debt capacity to meet the capital requirements.

Once in full production, based on the Feasibility Study, Bilboes’ average annual contribution is expected to result in an approximate fourfold increase in the Group’s attributable gold production and at significantly lower operating costs than current operating costs.

Motapa Exploration – Investing for Future Growth

Exploration work at Motapa remains ongoing, with data interpretation, geological modelling and resource estimation activities progressing as planned. The results from the exploration programme are on track to support a maiden mineral resource estimate for the sulphide mineralisation at Motapa North during 2026.

Looking ahead, US$3.8 million was allocated to Motapa’s exploration as part of the Group’s 2026 growth capital programme, reflecting management’s continued commitment to disciplined investment in exploration while maintaining financial flexibility.

Exploration activities in 2026 will focus on continued evaluation of the near-surface oxide potential at Mpudzi and further drilling of the Motapa South sulphide mineralisation below historical oxide open pits. Management believes that Motapa represents an attractive exploration opportunity within the Group’s portfolio, aligned with its long-term growth strategy.

Funding and Liquidity

The Group’s total liquidity is shown below.

Liquidity

Mar 31, 2026 (US$ 000)
Cash on hand	170,026
Bullion on hand	16,395
Gold sales receivables	2,894
TOTAL BEFORE UTILISATION OF FACILITIES	189,315
Drawn down bank facilities	(8,871)
NET CASH AND LIQUID ASSETS	180,444
Undrawn bank facilities	10,629
TOTAL LIQUIDITY	191,073

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Convertible senior notes

In January 2026, to support the development of the Bilboes project, the Company completed the issuance of Convertible Senior Notes (the “Notes”) due 2033 with an aggregate principal amount of $150 million, including the full exercise of the initial purchasers’ option for an additional $25 million. The Notes carry a cash coupon of 5.875% per annum, payable semi-annually, and are convertible at an initial price of approximately $40.51 per share, representing a 25% premium to the prevailing market price at issuance, subject to customary anti-dilution adjustments. To mitigate potential dilution, the Group simultaneously entered into cash-settled capped call options with a cap price of approximately $56.72, at a cost of $14.44 million.

The Notes were accounted for as a compound financial instrument, comprising a host debt component measured at amortised cost and an embedded derivative liability measured at fair value through profit or loss. Accordingly, these components are presented separately on the statement of financial position as follows:

Non-current asset	Mar 31, 2026
US$ 000
Derivative financial asset	14,733*

Non-current liabilities
Convertible senior notes (host debt)	97,066
Derivative financial liability	38,362

*Included in this amount is US$4.43 million specifically relating to the cash settled capped call options mentioned above, after the recognition of the fair value loss disclosed in the table below. The remaining amount is attributable to the Asian gold put options purchased in the prior year.

The Company recognised interest expense of US$2.70 million relating to the Notes in the profit or loss statement for the Quarter.

Net fair value gain/(loss) on derivative financial instruments

The net fair value gain for the period arose primarily from the decrease in the embedded derivative liability associated with the Notes and the gain from the Asian gold put options. These instruments together reflected a combined fair value gain of US$14.00 million. The gain was partially offset by a fair value loss of US$10.01 million on the capped call option derivative asset, driven by changes in market inputs during the Quarter.

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Overall, the impact for the Quarter was a net fair value gain of US$4.00 million, recognised in profit or loss as set out in the table below:

Fair value movement	Mar 31, 2026
US$ 000
Asian gold put options	3,401
Derivative financial liability - Notes	10,605
Derivative financial asset - Capped call options	(10,011)
Net fair value gain on derivative financial instruments	3,995

The comparative quarter, Q1 2025, had a US$1.59 million fair value loss also recognised in the profit or loss statement, relating primarily to the Asian gold put option instruments only.

Dividend

The Board has approved a quarterly dividend of 14 United States cents (US$0.14) on each of the Company's shares.

The relevant dates relating to the dividend are as follows:

•	Ex-dividend date VFEX: May 20, 2026
•	Ex-dividend date AIM and NYSE American: May 22, 2026
•	Record date: May 22, 2026
•	Payment date: June 5, 2026

Shareholders with a registered address in the UK will be paid in Sterling.

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END NOTES

Non-GAAP measures

This announcement includes certain financial performance measures which are non-GAAP measures. These include cash costs of production, AISC, cash and liquid assets, and free cash flow. Management believes these measures provide valuable additional information for users of the information to understand the underlying trading performance. Definitions and explanation of the measures used along with reconciliation to the nearest IFRS measures are detailed in the Form 20-F filed on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system on April 23, 2026 as well as being available at

www.caledoniamining.com/investors/reports-presentations/.

Cash and liquid assets

Cash and liquid assets include cash, fixed-term deposits, bullion on hand, gold sales receivables and drawn down bank facilities.

LTIFR

Lost Time Injury Frequency Rate (“LTIFR”) measures how often workplace injuries occur that result in employees missing work, normalized to hours worked to allow comparison over time or between organisations.

TIFR

The Total Injury Frequency Rate (“TIFR”) is a key safety performance indicator that measures the frequency of all workplace injuries (including fatalities, lost time injuries, medical treatment cases, and restricted work injuries) relative to the total hours worked.

FOR MORE INFORMATION, please visit the website www.caledoniamining.com or contact:

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

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Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include (but is not limited to): the initiatives aimed at reducing worker fatigue and supporting increased ore production, the improvements expected from the defined contractor development program at Blanket and increasing production, Caledonia’s expectations with regard to entering into the Interim Funding Facility, raising the project finance necessary to construct Bilboes and ensuring the Group has the necessary financial capacity to complete the Bilboes project, expectations with respect to costs, the situation in the Middle East, improving the electricity situation at Blanket, as well as successful exploration at Motapa and Blanket. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the successful implementation of mine plans, the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and Caledonia’s experience of project development in Zimbabwe and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's plans and assumptions. Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. These risks are not exhaustive. Further information on these and other risks that could affect Caledonia’s results is included in its filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the last completed financial year, reports on Form 6-K for the most recently completed three and six month periods and the future reports that it may file from time to time with the SEC. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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Appendix A

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

	Three months ended March 31,
For the	2026	2025
Unaudited
Revenue	66,433	56,178
Royalty	(5,626)	(2,771)
Production costs	(24,820)	(22,622)
Depreciation	(3,886)	(3,859)
Gross profit	32,101	26,926
Net foreign exchange gain/(loss)	358	(1,252)
Administrative expenses	(5,050)	(4,598)
Net fair value gain/(loss) on derivative financial instruments	3,995	(1,592)
Equity-settled share-based (expense)/credit	(159)	144
Cash-settled share-based expense	(24)	(158)
Other expenses	(1,302)	(843)
Other income	61	66
Operating profit	29,980	18,693
Finance income	963	6
Finance cost – other	(948)	(900)
Finance costs – convertible senior loan note	(2,699)	–
Profit before tax	27,296	17,799
Tax expense	(8,383)	(6,636)
Profit for the year	18,913	11,163

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange (loss)/gain on translation of foreign operations	(307)	207
Total comprehensive income for the year	18,606	11,370

Profit attributable to:
Owners of the Company	15,853	8,915
Non-controlling interests	3,060	2,248
Profit for the year	18,913	11,163

Total comprehensive income attributable to:
Owners of the Company	15,546	9,122
Non-controlling interests	3,060	2,248
Total comprehensive income for the year	18,606	11,370

Earnings per share
Basic earnings per share ($)	0.80	0.45
Diluted earnings per share ($)	0.80	0.45

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Appendix B

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited	March 31,	December 31,
As at	2026	2025

Assets
Exploration and evaluation assets	26,115	103,829
Property, plant and equipment	284,508	204,538
Right of use assets	922	1,089
Deferred tax asset	228	230
Derivative financial assets	14,733	7,273
Total non-current assets	326,506	316,959

Income tax receivable	–	8
Inventories	28,263	26,828
Derivative financial assets	1,321	954
Trade and other receivables	9,107	11,871
Prepayments	17,934	14,537
Fixed term deposit	–	5,000
Cash and cash equivalents	170,026	35,738
Total current assets	226,651	94,936
Total assets	553,157	411,895

Equity and liabilities
Share capital	166,476	166,329
Reserves	137,821	138,254
Retained loss	(32,445)	(45,586)
Equity attributable to shareholders of the parent	271,852	258,997
Non-controlling interests	27,609	24,549
Total equity	299,461	283,546

Liabilities
Deferred tax liabilities	51,089	51,015
Provisions	9,975	9,722
Loans and borrowings	586	1,074
Bonds	5,928	3,981
Convertible senior loan note	97,066	–
Derivative financial liabilities	38,362	–
Cash-settled share-based payment	1,352	1,294
Lease liabilities	724	911
Total non-current liabilities	205,082	67,997

Cash-settled share-based payment	1,060	1,116
Income tax payable	4,834	351
Lease liabilities	271	268
Loans and borrowings	1,745	6,706
Bonds	658	7,760
Trade and other payables	31,175	32,253
Bank overdrafts	8,871	11,898
Total current liabilities	48,614	60,352
Total liabilities	253,696	128,349
Total equity and liabilities	553,157	411,895

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Appendix C

Consolidated statements of cash flows

(in thousands of United States Dollars, unless indicated otherwise)

	Three months ended March 31,
Unaudited	2026	2025

Cash inflow from operations	23,493	18,709
Interest received	963	6
Finance costs paid	(1,324)	(543)
Tax paid	(4,258)	(4,831)
Net cash inflow from operating activities	18,874	13,341

Cash flows used in investing activities
Acquisition of property, plant and equipment	(5,773)	(7,250)
Acquisition of exploration and evaluation assets	(818)	(1,229)
Proceeds from sale of property, plant and equipment	22	–
Acquisition of put option instruments	(5,000)	(1,592)
Acquisition of capped call option instruments	(14,438)	–
Proceeds on maturity of fixed term deposit	5,000	–
Net cash used in investing activities	(21,007)	(10,071)

Cash flows from financing activities
Dividends paid	(822)	(1,387)
Payment of lease liabilities	(74)	(181)
Repayments of loans and borrowings	(449)	–
Repayments of bonds	(6,500)	–
Bond issue gross receipts	2,000	2,500
Bond issue transaction cost	(17)	(113)
Proceeds from convertible senior loan notes	145,100	–
Net cash from financing activities	139,238	819

Net increase in cash and cash equivalents	137,105	4,089
Effect of exchange rate fluctuations on cash and cash equivalents	210	7
Net cash and cash equivalents at the beginning of the period	23,840	(8,668)
Net cash and cash equivalents at the end of the period	161,155	(4,572)

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